UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. _)

OMEGA PROTEIN CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

68210P107
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68210P107

1. Name of Reporting Person:

Passport Special Opportunities Master Fund, LP

2. Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

	5.	Sole Voting Power: -0-
Number of
shares
beneficially	6.	Shared Voting Power: 51,221 (see Item 2 & 4)
owned by
each
reporting	7.	Sole Dispositive Power: -0-
person
with:
	8.	Shared Dispositive Power: 51,221 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

51,221

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/   /

11. Percent of Class Represented by Amount in Row (9): 0.3% *

12. Type of Reporting Person: PN
___________________________

*	This percentage is based on the 18,819,278 Shares issued and outstanding as reported in the Company’s form 10-Q filed November 4, 2010.

CUSIP No. 68210P107

1. Name of Reporting Person:

Passport Agriculture Master Fund SPC Ltd. fobo Portfolio A

2. Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

	5.	Sole Voting Power: -0-
Number of
shares
beneficially	6.	Shared Voting Power: 1,307,673 (see Item 2 & 4)
owned by
each
reporting	7.	Sole Dispositive Power: -0-
person
with:
	8.	Shared Dispositive Power: 1,307,673 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,307,673

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/   /

11. Percent of Class Represented by Amount in Row (9): 6.9% *

12. Type of Reporting Person: CO
___________________________

*	This percentage is based on the 18,819,278 Shares issued and outstanding as reported in the Company’s form 10-Q filed November 4, 2010.

CUSIP No. 68210P107

1. Name of Reporting Person:

Blackwell Partners, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Georgia

	5.	Sole Voting Power: -0-
Number of
shares
beneficially	6.	Shared Voting Power: 226,400 (see Item 2 & 4)
owned by
each
reporting	7.	Sole Dispositive Power: -0-
person
with:
	8.	Shared Dispositive Power: 226,400 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

226,400

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/   /

11. Percent of Class Represented by Amount in Row (9): 1.2% *

12. Type of Reporting Person: OO
___________________________

*	This percentage is based on the 18,819,278 Shares issued and outstanding as reported in the Company’s form 10-Q filed November 4, 2010.

CUSIP No. 68210P107

1. Name of Reporting Person:

Passport Plus, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

	5.	Sole Voting Power: -0-
Number of
shares
beneficially	6.	Shared Voting Power: 51,221 (see Item 2 & 4)
owned by
each
reporting	7.	Sole Dispositive Power: -0-
person
with:
	8.	Shared Dispositive Power: 51,221 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

51,221

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/   /

11. Percent of Class Represented by Amount in Row (9): 0.3% *

12. Type of Reporting Person: OO
___________________________

*	This percentage is based on the 18,819,278 Shares issued and outstanding as reported in the Company’s form 10-Q filed November 4, 2010.

CUSIP No. 68210P107

1. Name of Reporting Person:

Passport Capital, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

	5.	Sole Voting Power: -0-
Number of
shares
beneficially	6.	Shared Voting Power: 1,585,294 (see Item 2 & 4)
owned by
each
reporting	7.	Sole Dispositive Power: -0-
person
with:
	8.	Shared Dispositive Power: 1,585,294 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,585,294

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/   /

11. Percent of Class Represented by Amount in Row (9): 8.4% *

12. Type of Reporting Person: IA
___________________________

*	This percentage is based on the 18,819,278 Shares issued and outstanding as reported in the Company’s form 10-Q filed November 4, 2010.

CUSIP No. 68210P107

1. Name of Reporting Person:

John Burbank

2. Check the Appropriate Box if a Member of a Group:

(a) /   /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: United States

	5.	Sole Voting Power: -0-
Number of
shares
beneficially	6.	Shared Voting Power: 1,585,294 (see Item 2 & 4)
owned by
each
reporting	7.	Sole Dispositive Power: -0-
person
with:
	8.	Shared Dispositive Power: 1,585,294 (see Item 2 & 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,585,294

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/   /

11. Percent of Class Represented by Amount in Row (9): 8.4% *

12. Type of Reporting Person: IN
___________________________

*	This percentage is based on the 18,819,278 Shares issued and outstanding as reported in the Company’s form 10-Q filed November 4, 2010.

Item 1(a).	Name of Issuer:

Omega Protein Corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2105 City West Blvd., Suite 500
Houston, Texas

Item 2(a).	Name of Persons Filing:

Passport Special Opportunities Master Fund, LP (“the Fund I”);
Passport Agriculture Master Fund SPC, Ltd. fobo Portfolio A (“Fund II”);
Blackwell Partners, LLC (“the Account”);
Passport Plus, LLC (“Passport Plus”);
Passport Capital, LLC (“Passport Capital”); and
John Burbank (“Burbank”, together with Fund I, Fund II, Passport Plus, the Account and Passport Capital, the Reporting Persons).

Burbank is the sole managing member of Passport Capital. Passport Plus is the general partner of Fund I. Passport Capital is the investment manager to Fund I, Fund II and the Account and Managing Member to Passport Plus. As a result, each of Passport Capital, Passport Plus and Burbank may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Shares owned of record by Fund I, Fund II and the Account. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than the Fund I, Fund II and the Account) is the beneficial owner of the securities covered by this statement.

Item 2(b).	Address of Principal Business Office:

For each Reporting Person:

C/O PASSPORT CAPITAL
30 HOTALING PLACE SUITE 300
SAN FRANCISCO, CA 94111

Item 2(c).	Citizenship:

See row 4 of each Reporting Persons’ respective cover page.

Item 2(d).	Title of Class of Securities:

Common Shares of the Company (the “Common Shares”)

Item 2(e).	CUSIP Number:

68210P107

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of each Reporting Persons’ respective cover page.

(b)	Percent of class:

See Item 11 of each Reporting Persons’ respective cover page.

(c)	Number of shares for which each Reporting Person has sole or shared voting on disposition:

See Items 5-8 of each Reporting Persons’ respective cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

PASSPORT SPECIAL OPPORTUNITIES
MASTER FUND, LP

By: PASSPORT PLUS, LLC,
       as General Partner

By: PASSPORT CAPITAL, LLC,
       as Managing Member

By: /s/ JOHN BURBANK
       John Burbank
       Managing Member

PASSPORT AGRICULTURE MASTER FUND
SPC, LTD FOBO PORTFOLIO A

By: /s/ JOHN BURBANK
       John Burbank,
       Director

BLACKWELL PARTNERS, LLC

By: /s/ BART BRUNK
       Bart Brunk
       Controller

PASSPORT CAPITAL, LLC

By: /s/ JOHN BURBANK
       John Burbank,
       Managing Member

        /s/ JOHN BURBANK
       John Burbank

     Exhibit 1

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them the statement on Schedule 13G to which this agreement is attached as an exhibit.

          The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

          IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 11, 2011.

PASSPORT SPECIAL OPPORTUNITIES
MASTER FUND, LP

By: PASSPORT PLUS, LLC,
       as General Partner

By: PASSPORT CAPITAL, LLC,
       as Managing Member

By: /s/ JOHN BURBANK
       John Burbank,
       Managing Member

PASSPORT AGRICULTURE MASTER FUND
SPC, LTD FOBO PORTFOLIO A

By: /s/ JOHN BURBANK
       John Burbank,
       Director

BLACKWELL PARTNERS, LLC

By: /s/ BART BRUNK
       Bart Brunk
       Controller

PASSPORT CAPITAL, LLC

By: /s/ JOHN BURBANK
       John Burbank,
       Managing Member

       /s/ JOHN BURBANK
       John Burbank